Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

Fox Business Network – Mornings with Maria Interview – November 24, 2021

Participants:

•	Maria Bartiromo, Fox Business Network

•	Matt Roberts, Vacasa

Maria Bartiromo:

Welcome back. Well, travel is turning a corner, possibly making a comeback. Take a look at these numbers. AAA predicts more than 53 and a half million people are going to travel this Thanksgiving weekend. That is up 13% from last year. Big numbers. Joining me right now is Vacasa CEO, Matt Roberts. Matt, it's great to see you today. Thanks very much for being here. You've got your finger on the pulse. What are the travel numbers looking like to you? Are people getting back out there?

Matt Roberts:

Oh absolutely. Uh, business is absolutely booming. Uh, we did a recent survey, Maria, and nearly half of the respondents planned to travel, uh, this holiday season. And you know, it's mostly a family so about 65% of people with children five years and under are planning to travel this holiday season.

Maria Bartiromo:

And, you know, it's not cheap because oil prices are up 50% so you've got gasoline prices a major expense. Are they doing more driving than flying Matt? What do you see?

Matt Roberts:

Yeah, actually 72% said that they plan to drive, uh, to their destination for the, for their holiday travel. So gas prices will certainly impact that.

Maria Bartiromo:

Yeah. Yeah. So tell us about Vacasa. You reported record breaking third quarter earnings, Matt. I wanna get your take on what's driving the business, your gross booking value up 97% year over year with all time record revenue. Uh, give us a sense of your business. How do you monetize all of this travel?

Matt Roberts:

Sure. Well, Vacasa focuses on the supply side of the equation, so we actually bring supply vacation rentals into the market. Uh, and so, yeah, the business is great. We posted record results. Our revenue, $330 million, was up 77% year-over-year, and 28% ahead of the targets that we had set. So business is absolutely going fantastic in all areas. Uh, we focus on, like I said, that bringing the supply, uh, to the market.

Maria Bartiromo:

And where are the, uh, destinations that people wanna be at in terms of the Vacasa, uh, properties and, and that, and that supply, Matt? Where do you see spikes in terms of travel in the country?

Matt Roberts:

Well, we're just starting to shift to, as you would imagine, the ski destinations. Uh, so cabins in, in cozy places and, and families are excited to start skiing again and hopefully have a great ski season this year. Uh, but of course, the warmer destinations, Florida, et cetera, continue to have a lot of popularity associated with them too. So it, it's all of the, the usual suspects as we transition, you know, deeper into the fall and to the winter months.

Maria Bartiromo:

Yeah, and all of this great news ahead of your IPO. You'll be taking the company public via a SPAC. Tell me what you're planning on doing with the money raised?

Matt Roberts:

Well, we have such a huge opportunity for growth in front of us. The market itself for vacation rentals will be over $200 billion next year alone. Uh, so we're still early in our journey of growth, so the money will be spent on continuing to fuel that growth and we're gonna triple down on our investment in technology. At our core we’re a technology company, that's what we use to power the scale of the business. Vacasa is the largest in the country - vacation rental management platform - uh, so we're gonna use the money to just further that, uh, leading position.

Maria Bartiromo:

Yeah. And why did you choose a SPAC to do that?

Matt Roberts:

Well, you know, the, the end result is the same. We'll be a publicly listed company on Nasdaq, VCSA, uh, and but the, the partner that we had in TPG, uh, was just a great ideal fit for us. Uh, Karl Peterson is co-founder of Hot Wire. Uh, he'll be joining our board. So we got some great business partnership, uh, in addition to raising the capital as well.

Maria Bartiromo:

All right. Matt, congrats to you. We'll be watching. Thanks so much for joining us this morning and great picture into what's going on this, uh, this morning, uh, in the world of travel. Matt, good to see you. Thank you.

Matt Roberts:

Thanks Maria.

Additional Information and Where to Find It

This communication is being made in connection with a proposed business combination involving Vacasa Holdings LLC (“Vacasa”) and TPG Pace Solutions Corp. (“TPG Pace Solutions”). In connection with the proposed transaction, Vacasa, Inc. (“NewCo”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which has become effective. TPG Pace Solutions urges investors, shareholders and other interested persons to read the definitive proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about TPG Pace Solutions, Vacasa, NewCo and the business combination. Shareholders will be able to obtain a copy of the definitive proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The definitive proxy statement/prospectus can also be obtained without charge at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPG Pace Solutions, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Solutions in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Solutions’ executive officers and directors in the solicitation by reading TPG Pace Solutions’ initial public offering prospectus, which was filed with the SEC on April 9, 2021, and the definitive proxy statement/prospectus relating to the business combination, which was filed with the SEC on November 10, 2021, and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the definitive proxy statement/prospectus relating to the business combination. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPG Pace Solutions’ or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPG Pace Solutions and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPG Pace Solutions or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPG Pace Solutions shareholders redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPG Pace Solutions and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPG Pace Solutions and NewCo.

Additional information concerning these and other factors that may impact TPG Pace Solutions’ and Vacasa’s expectations and projections can be found in TPG Pace Solutions’ and NewCo’s periodic filings with the SEC and in the definitive proxy statement/prospectus. TPG Pace Solutions’ and NewCo’s SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPG Pace Solutions nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPG Pace Solutions with the SEC on August 3, 2021.